UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Virtus Investment Partners, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92828Q 109

(CUSIP Number of Class of Securities)

Mark S. Flynn, Esq.

Executive Vice President, General Counsel and Secretary

100 Pearl Street

Hartford, Connecticut 06103

(800) 248-7971

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

With a copy to:

Eric Swedenburg, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$75,000,000.00	$7,552.50

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $75,000,000 in aggregate of up to 1,027,397 shares of common stock, $0.01 par value, at the minimum tender offer price of $73.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, equals $100.70 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Virtus Investment Partners, Inc., a Delaware corporation (“Virtus” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash shares of its common stock, par value $0.01 per share (the “Shares”), having an aggregate purchase price of up to $75,000,000, at a purchase price not greater than $82.50 nor less than $73.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2016 (“Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (“Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B) (which, as amended or supplemented from time to time, together constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) The name of the issuer is Virtus Investment Partners, Inc. a Delaware corporation. The address of the Company’s principal executive offices is 100 Pearl Street, Hartford, Connecticut 06103. The Company’s telephone number is (800) 248-7971.

(b) This Schedule TO relates to the Shares of Virtus. As of May 6, 2016, there were 8,263,443 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) Virtus Investment Partners, Inc. is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price of Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price of Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price of Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet”, “Introduction,” in Section 1 (“Aggregate Purchase Price of Shares; Priority of Purchase; Proration”) and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i)-(vii) Not applicable.

(b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. Financial Statements.

Not applicable.

ITEM 11. Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 14 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 10, 2016.
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement.
(a)(5)(A)	Press Release issued by Virtus Investment Partners on May 9, 2016.*
(d)(1)	Investment and Contribution Agreement by and among Phoenix Investment Management Company, the Company, Harris Bankcorp, Inc. and The Phoenix Companies, Inc., dated as of October 30, 2008 (incorporated by reference to Exhibit 10.8 of the Company’s Amendment No. 2 to Form 10, filed November 14, 2008).
(d)(2)	Annex A to the Investment and Contribution Agreement by and among Phoenix Investment Management Company, the Company, Harris Bankcorp, Inc. and The Phoenix Companies, Inc., dated October 30, 2008 (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K, filed March 1, 2011).
(d)(3)	Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of November 1, 2008 (incorporated by reference to Exhibit 10.6 of the Company’s Amendment No. 2 to Form 10, filed November 14, 2008).
(d)(4)	Employee Matters Agreement by and between The Phoenix Companies, Inc. and the Company, dated December 18, 2008 (incorporated by reference to Exhibit 10.3 of the Company’s Amendment No. 4 to Form 10, filed December 19, 2008).
(d)(5)	Change in Control Agreement between George R. Aylward and the Company, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.4 of the Company’s Amendment No. 4 to Form 10, filed December 19, 2008).
(d)(6)	Form of Restricted Stock Units Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q, filed May 13, 2009).
(d)(7)	Form of Non-Qualified Stock Option Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q, filed May 13, 2009).
(d)(8)	Virtus Investment Partners, Inc. Amended and Restated Executive Severance Allowance Plan, effective as of February 2, 2009 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed February 4, 2009).
(d)(9)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed November 4, 2009).
(d)(10)	First Amendment to the Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of February 1, 2010 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed May 4, 2010).
(d)(11)	Offer Letter from the Company to Jeffrey T. Cerutti dated May 18, 2010 (incorporated by reference to Exhibit 10.27 of the Company’s Annual Report on Form 10-K, filed March 1, 2011).
(d)(12)	Form of Performance Share Units Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.30 of the Company’s Quarterly Report on Form 10-Q, filed August 5, 2011).
(d)(13)	Conversion and Voting Agreement, dated as of October 27, 2011, between BMO Bankcorp, Inc. (f/k/a Harris Bankcorp, Inc.) and the Company (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed November 2, 2011).

Exhibit Number	Description
(d)(14)	Offer Letter from the Company to Mark S. Flynn dated December 9, 2010 (incorporated by reference to Exhibit 10.31 of the Company’s Annual Report on Form 10-K, filed March 1, 2012).
(d)(15)	Amended and Restated Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed May 16, 2014).

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIRTUS INVESTMENT PARTNERS, INC.

By:	/s/ Michael A. Angerthal
Name:	Michael A. Angerthal
Title:	Chief Financial Officer

Date: May 10, 2016

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 10, 2016.
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement.
(a)(5)(A)	Press Release issued by Virtus Investment Partners on May 9, 2016.*
(d)(1)	Investment and Contribution Agreement by and among Phoenix Investment Management Company, the Company, Harris Bankcorp, Inc. and The Phoenix Companies, Inc., dated as of October 30, 2008 (incorporated by reference to Exhibit 10.8 of the Company’s Amendment No. 2 to Form 10, filed November 14, 2008).
(d)(2)	Annex A to the Investment and Contribution Agreement by and among Phoenix Investment Management Company, the Company, Harris Bankcorp, Inc. and The Phoenix Companies, Inc., dated October 30, 2008 (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K, filed March 1, 2011).
(d)(3)	Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of November 1, 2008 (incorporated by reference to Exhibit 10.6 of the Company’s Amendment No. 2 to Form 10, filed November 14, 2008).
(d)(4)	Employee Matters Agreement by and between The Phoenix Companies, Inc. and the Company, dated December 18, 2008 (incorporated by reference to Exhibit 10.3 of the Company’s Amendment No. 4 to Form 10, filed December 19, 2008).
(d)(5)	Change in Control Agreement between George R. Aylward and the Company, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.4 of the Company’s Amendment No. 4 to Form 10, filed December 19, 2008).
(d)(6)	Form of Restricted Stock Units Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q, filed May 13, 2009).
(d)(7)	Form of Non-Qualified Stock Option Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q, filed May 13, 2009).
(d)(8)	Virtus Investment Partners, Inc. Amended and Restated Executive Severance Allowance Plan, effective as of February 2, 2009 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed February 4, 2009).
(d)(9)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed November 4, 2009).
(d)(10)	First Amendment to the Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of February 1, 2010 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed May 4, 2010).
(d)(11)	Offer Letter from the Company to Jeffrey T. Cerutti dated May 18, 2010 (incorporated by reference to Exhibit 10.27 of the Company’s Annual Report on Form 10-K, filed March 1, 2011).
(d)(12)	Form of Performance Share Units Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.30 of the Company’s Quarterly Report on Form 10-Q, filed August 5, 2011).
(d)(13)	Conversion and Voting Agreement, dated as of October 27, 2011, between BMO Bankcorp, Inc. (f/k/a Harris Bankcorp, Inc.) and the Company (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed November 2, 2011).
(d)(14)	Offer Letter from the Company to Mark S. Flynn dated December 9, 2010 (incorporated by reference to Exhibit 10.31 of the Company’s Annual Report on Form 10-K, filed March 1, 2012).

Exhibit Number	Description
(d)(15)	Amended and Restated Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed May 16, 2014).

*	Previously filed.

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